TASEKO MINES: NO NEED FOR SHAREHOLDERS TO TAKE ACTION

DISSIDENT CIRCULAR RIDDLED WITH INACCURACIES

March 18, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today urged shareholders to disregard a misleading proxy circular filed by dissident Raging River Capital LP.

There is no need for shareholders to take action at this time. Before taking any steps or deciding how to vote, Taseko shareholders must read Taseko’s “Management Information Circular” which Taseko expects to be publicly filed and mailed in approximately 10 days.

Taseko Special Committee Chair, Linda Thorstad, commented, “When the dissidents’ circular is exposed by the information in the Taseko circular, our shareholders will see how very wrong RRC is. We are taking some extra time to ensure that our circular has all the information needed for shareholders to make a properly informed decision about this important vote and Taseko’s future. We are confident that once they have read our circular they will vote to support the current Board.”

Taseko’s circular will show how the dissidents are misstating facts and avoiding disclosure of their conflicts of interest. More importantly for shareholders, the circular will demonstrate why Taseko is a mining success story which is now poised for recovery.

Taseko’s circular will also detail the payments made to Hunter Dickinson Inc. (HDI) and the benefits Taseko receives from the efforts of many of the more than 60 dedicated HDI employees and subcontractors, whose work regularly supplements the energy of the more than 600 hardworking Taseko employees at the Gibraltar mine and other operations.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko
Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.